May 6, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Dillon Hagius
Laura Crotty
Ibolya Ignat
Kevin Vaughn

Re:	Biotech Acquisition Company Amendment No. 3 to Registration Statement on Form S-4 Filed May 4, 2022 File No. 333-263577

Ladies and Gentlemen:

On behalf of our client, Biotech Acquisition Company (the “Company” or “BAC”), we hereby provide responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated May 6, 2022 (the “Comment Letter”) with respect to the above-referenced Amendment No. 3 to Registration Statement on Form S-4 submitted to the Commission by the Company on May 4, 2022.

Concurrently with the filing of this letter, the Company has filed, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, Amendment No. 4 to the above-referenced Registration Statement on Form S-4 (the “Amended Registration Statement”) in response to the Staff’s comments and to reflect certain other changes.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amended Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amended Registration Statement.

Amendment No. 3 to Registration Statement on Form S-4

Risk Factors, page 30

1.	We note your new disclosure regarding the Cantor Purchase Agreement entered into between BAC and CFPI on May 3, 2022. Please revise the Risk Factors section, where appropriate, to discuss the potential for dilution and downward pressure on the combined company’s stock price that may result from issuances under this agreement and the later resale of such shares pursuant to the Registration Rights Agreement. Your disclosure should make clear the potential impact the financing arrangement may have on a non- redeeming shareholder’s investment in the future.

Response: The Company acknowledges the Staff’s comment and in response has revised its disclosures on page 86 of the Amended Registration Statement.

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We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at 917-882-2727 (mobile), 646-895-7112 (office direct), 212-370-1300 (office reception) or rbaumann@egsllp.com.

Very truly yours,

/s/ Richard Baumann
Richard Baumann
Ellenoff Grossman & Schole LLP

cc:	Michael Shleifer, Biotech Acquisition Company
Mark V. Roeder, Latham & Watkins LLP
Brian D. Paulson, Latham & Watkins LLP